

February 3, 2025

Charles A. Williams
Chief Executive Officer
Northpointe Bancshares, Inc.
3333 Deposit Drive Northeast
Grand Rapids, MI 49546

> **Re: Northpointe Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 23, 2025**
> **File No. 333-284419**

Dear Charles A. Williams:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note your response to prior comment 3. You state in your response that you and the selling shareholders plan to sell shares at the same fixed price in the initial public offering. Please revise the cover page to clarify that you and the selling shareholders will be selling at the same fixed price.

Retail Banking, including Residential Lending and our All-in-One Loan, page 3

2.   We note your response to prior comment 6 and the revised disclosures on pages 3 and 88 that AIO loans require an interest-only monthly repayment. Please revise your disclosure to clarify the terms of principal repayments over the contractual maturity term clearly discussing how the loan is contractually required to be paid off.

Positioned for Forecasted Growth within a Highly Fragmented Industry, page 6

3.   We note your response to prior comment 8. Please revise your disclosure here and on page 91 to discuss that mortgage rates have recently increased and the potential effect of such increases on your forecasted growth.

Principal and Selling Stockholders, page 134

4.   We note your response to prior comment 16. You stated in footnotes 2 and 5 to the beneficial ownership table that the natural persons who have voting and/or dispositive power over the shares held by Castle Creek Capital Partners VII, LP and Castle Creek Capital Partners VI, LP are their managing principals but then fail to identify such managing principals. Please revise your disclosure to identify the managing principals of Castle Creek Capital Partners VII, LP and Castle Creek Capital Partners VI, LP.

Revenue Recognition, page F-8

5.   We note your response to prior comment 11 that capitalized mortgage servicing rights were included in loan servicing fees in 2022 but was changed to be included in net gain on sale of loans held for sale in 2023. Please revise to present the relevant gains in the net gain on sale of loans held for sale in 2022 and ensure your policy disclosures clearly explain how this activity is presented in your income statement. Alternatively, please tell us why you do not believe this reclassification is appropriate.

Item 16. Exhibits, page II-2

6.   You state in a footnote to the Exhibit Index that certain exhibits and schedules to the Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. However, you do not disclose which Exhibits have omitted schedules. Please revise the Exhibit Index to identify the Exhibits containing omitted schedules and ensure that each such Exhibit includes a list briefly identifying the contents of all omitted schedules.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

February 3, 2025
Page 3

      Please contact Mengyao Lu at 202-551-3471 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Finance

cc: David Park